Free Writing Prospectus

Filed Pursuant to Rule 433

Dated January 22, 2014

Registration Statement Nos. 333-187623, 333-187623-01 and

333-187623-02

ABS VEGAS FLOORPLAN SECURITIZATION JANUARY 2014

FREE WRITING PROSPECTUS Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-866-669-7629. F-2

DISCUSSION AGENDA Our Plan -- 4 Retail Securitization R-1 Lease Securitization L-1 Floorplan Securitization F-1 F-3 1. 2. 3. 4.

 FLOORPLAN SECURITIZATION OVERVIEW F-4 Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 Ford Credit provides financing for about 80%* of Ford and Lincoln dealer inventory, or approximately 2,700 dealers Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 25 series The Trust offers floorplan asset backed securities though various channels: Public transactions Rule 144A transactions Other private transactions Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold Over 90%* of Ford Credit’s total floorplan portfolio is designated to the Trust for securitization * Excluding fleet dealer sales

 FLOORPLAN SECURITIZATION OVERVIEW F-5 Ford Credit’s floorplan portfolio has historically experienced very low losses Low losses are primarily a function of strong risk management practices and servicing: Continuous dealer monitoring of: Financial health Payment performance Vehicle collateral status Intensification of risk management actions as dealer risk increases Use of proprietary risk rating assessment and behavioral scoring models Ford Credit leverages access to dealer information through Ford relationship Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle

FLOORPLAN SECURITIZATION PERFORMANCE OVERVIEW Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance (1)(2)(3)* Trust Net Losses (Recoveries) as a Percent of Average Principal Balance (3)(5)(6)(7)* 3 Month Average of Monthly Principal Payment Rate U.S. Floorplan Portfolio Dealer Risk Ratings F-6 * See Appendix - Loss Experience slide footnotes ** Estimated days supply derived from payment rate *** Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer; see slide F-14 for definitions of dealer risk ratings 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 2008 2009 2010 2011 2012 Sep-12 YTD Sep-13 YTD No Trust losses realized – Ford Credit elects to repurchase receivables from “status” accounts 0.151% 0.353% (0.087)% (0.021)% (0.025)% (0.033)% (0.005)% 2008 2009 2010 2011 2012 Sep-12 YTD Sep-13 YTD Losses Recoveries

FLOORPLAN SECURITIZATION STRUCTURE OVERVIEW F-7 Credit enhancement in our floorplan securitization program includes: Subordination of junior notes Required subordinated amount Cash reserve Excess spread The structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit % of Receivable Balance Total Class A Enhancement~24.4% * As of September 30, 2013 Concentration Limit Ineligible receivables n/a 23.3 $ Dealer concentration (5% for AutoNation) 2% 0.0 Used vehicle concentration 20% 0.0 Fleet concentration 4% 0.0 Medium/Heavy truck concentration 2% 0.0 Manufacturer concentration 10% 0.0 (2% or 6% for lower rated manufacturers) Total: 23.3 $ ($Mils.) Incremental Subordination * Class A Notes ("AAA") 76.5% Class B Notes ("AA") 3.5% Class C Notes ("A") 5.0% Class D Notes ("BBB") 3.0% Subordinated Interest Amount 12.0% Reserve Account 0.9% Excess Spread (per annum)

FLOORPLAN SECURITIZATION KEY TRIGGERS F-8 Amortization Triggers -- Series will start to amortize if any of the triggers are breached: Average monthly principal payment rate for the three preceding collection periods is less than 21% The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11) Enhancement Step-Up Trigger -- Subordination or reserve fund increases by 4 percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25%

FLOORPLAN SECURITIZATION OUTSTANDING SERIES* F-9 Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity Capacity $2.35 billion Legacy public series reflect previous rating agency methodology and structure prior to changes in subordination and introduction of payment rate step-up trigger * As of September 30, 2013 Private Variable Legacy Public Current Public Funding Notes Term Series Term Series Series 2006-1, 2010-4, 2012-3 2010-2, 2010-3, 2011-1 2012-1, 2012-2, 2012-4, 2012-5, 2013-1, 2013-2, 2013-3, 2013-4, 2013-5 Amount Outstanding ($Bils.) $ 1.0 $ 2.3 $ 8.9 Senior Hard Enhancement AAA Notes 25.75% 25.88% - 29.81% 24.38% Maturity Ranges Dec-13 -- Mar-14 Feb-14 -- Feb-15 Feb-14 -- Mar-20 - Total Funding: 12.2 $ - Total Assets: 15.8 $ - Unfunded Assets: 1.6 $ Trust Balance ($Bils.)

FLOORPLAN SECURITIZATION BREAK-EVEN ANALYSIS FOR CLASS A NOTES S&P Class A notes stress scenarios based on stated methodology detailed in S&P’s FORDF Series 2013-5 presale report; assumes all remaining vehicles liquidate at a 50% severity rate at month 7 Annualized Monthly Principal Payment Rate (MPR) Historical Portfolio Annual Net Loss Performance Memo: Note Balance: 100% 71% 51% 37% 27% 20% 15% 0% 0 1 2 3 4 5 6 7 Lowest MPR: 28.9% (November 2008) Historical Portfolio MPR Highest Annual Loss: 0.35% (2009) 22.5% Loss Stress Scenario * ** 0 1 2 3 4 5 6 7 6-month stress period F-10 12.5% 44%** 32%**

SERVICING AND RISK MANAGEMENT

FLOORPLAN SECURITIZATION TYPICAL DEALER STRUCTURE F-12 Dealer Structure Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations Many dealers use a holding company structure similar to the one shown here Collateral The financed vehicles are the primary collateral for dealer floorplan loans For many dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans Assets Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets Land Buildings Personal guarantees from many dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles * Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group.

FLOORPLAN SECURITIZATION UNDERWRITING AND CREDIT REVIEW PROCESS F-13 A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer’s: Business, legal and operations structure including number of manufacturer franchises Credit information Financial statements or tax returns Bank references Types of vehicles included in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet Ford Credit evaluates the dealer’s marketing capabilities, financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, typically at least annually, following the same process utilized to evaluate new dealer account originations

FLOORPLAN SECURITIZATION DEALER RISK RATING ASSESSMENT F-14 Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers Dealer risk ratings are categorized into groups: Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners Origination scoring model is validated regularly to ensure the integrity and performance of the model and is updated if necessary Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly MAR rating directs the intensity and frequency of our dealer monitoring and controls Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s near-term ability to meet its financial obligations MAR utilizes the dealer’s most recent unadjusted financial metrics, payment performance and credit line utilization MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate MAR is validated regularly to ensure integrity and performance of the model and is updated if necessary FLOORPLAN SECURITIZATION DEALER BEHAVIORAL ASSESSMENT F-15

FLOORPLAN SECURITIZATION DEALER MONITORING STRATEGY

FORD CREDIT


Dealers
Monitor
Monthly Accounts Review (MAR)
No Further Action
Dashboard
Watch Report
ICU
Status
Liquidation
MAR
Directed
Action
Plans

Monitor
- ✓ Payoffs
- ✓ Aged Inventory
- ✓ Overline Report
- ✓ Financial Statements
- ✓ Risk Rating
- ✓ Credit File Review
- ✓ Dashboard Trend Report

Monthly Accounts Review
- ✓ Assess dealer risk and determine action plans

Dashboard – Medium to Low Risk
- ✓ Trigger based action plans

Watch Report – Medium to High Risk
- ✓ Formal review of action plans and results presented to senior management (plans may include accelerated physical audits)

Intensive Care Unit (ICU) – High Risk
- ✓ More experienced risk team
- ✓ Increased intensity surrounding action plans and timelines

Status
- ✓ On-site control
- ✓ Focus on asset protection

Liquidation
- ✓ Focus on loss mitigation

F-16

FLOORPLAN SECURITIZATION INVENTORY AUDITS F-17 A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits Ford Credit engages a vendor to perform on-site vehicle inventory audits Size of an audit team varies based on dealer locations and complexity All dealer locations are typically audited same day Dealer generally does not receive advance notice of an audit Strict restrictions on how often the same auditor may lead a dealer’s audit Ford Credit reconciles each audit daily Immediate payment is required for any sold vehicle Ford Credit follows a robust quality assurance process to monitor the vendor’s performance

FLOORPLAN SECURITIZATION FORD CREDIT ACTIONS F-18 If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Review curtailment options and advance rates Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with the Ford or Lincoln sales division to ensure an aligned approach

FLOORPLAN SECURITIZATION STATUS DEALER PROCEDURES F-19 A dealer status is declared when: Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Other circumstances that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction

FLOORPLAN SECURITIZATION CAPTIVE FINANCE COMPANY BENEFITS Integrated Systems Enable Real Time Controls Other captive finance company benefits: Access to monthly dealer financial statements allows monitoring of dealer financial strength Aligned sales, production and inventory objectives between Ford and Ford Credit Dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on various aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives 2. 3. F-20

FLOORPLAN APPENDIX

FLOORPLAN SECURITIZATION
FLOORPLAN PORTFOLIO PERFORMANCE

FORD CREDIT

Loss Experience of Ford Credit's Dealer Floorplan Portfolio

		Nine Months Ended September 30,		Year ended December 31,				
		2013	2012	2012	2011	2010	2009	2008
				(Dollars in Millions)				
Ford Credit Portfolio	Average principal balance (1)	$ 16,727	$ 13,494	$13,800	$12,199	$11,556	$10,434	$15,280
	Net losses (recoveries) (2)	$ (0.6)	$ (3.3)	$ (3.5)	$ (2.6)	$ (10.1)	$ 36.8	$ 23.1
	Net losses/average principal balance (3)	(0.005)%	(0.033)%	(0.025)%	(0.021)%	(0.087)%	0.353%	0.151%
	Liquidations (4)	$ 71,913	$ 61,404	$82,420	$76,266	$72,326	$58,406	$68,163
	Net losses (recoveries)/liquidations	(0.001)%	(0.005)%	(0.004)%	(0.003)%	(0.014)%	0.063%	0.034%
Trust	Net losses/average principal balance (3) (5) (6) (7)	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

1) For periods ending after September 30, 2011, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods prior to September 30, 2011, average principal balance for each period indicated is the average of the average principal balances for each month in such period based on the average of the daily principal balances for such month.
2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in such assets, the net losses experienced by the trust may be higher.
3) For the non-annual periods, the percentages are annualized.
4) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.
5) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.
6) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.
7) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles.

Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

Note: Recent period recoveries are a result of enforcement actions against prior year status dealers

F-Appendix-1